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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No: 2)

                           COMSAT CORP
                        (Name of Issuer)

                  Common Stock ($.01 par value)
                 (Title of Class of Securities)

                           20564D107
                         (CUSIP Number)

                        Joseph L. Harrosh
                       40900 Grimmer Blvd.
                       Fremont, CA  94538
                          510-651-9600
         (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)

                         June 13, 1996
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ]

     Check the following box if a fee is being paid with this statement [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                (Continued on following page(s))

                       Page 1 of     Pages

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_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joseph L. Harrosh ###-##-####
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [ ]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                    PF, WC
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States
_________________________________________________________________
                                   |
                                   |  (7)    SOLE VOTING POWER
                                   |         3,367,900
                                   |_____________________________
                                   |
                                   |  (8)    SHARED VOTING POWER
                                   |         -0-
NUMBER OF SHARES BENEFICIALLY      |_____________________________
OWNED BY EACH REPORTING            |
PERSON WITH                        |  (9)    SOLE DISPOSITIVE
                                   |         POWER
                                   |         3,367,900
                                   |_____________________________
                                   |
                                   | (10)    SHARED DISPOSITIVE
                                   |         POWER
                                   |         -0-
___________________________________|_____________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,367,900
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [ ]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 7.0173%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               IN
_________________________________________________________________

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Item 1.   Security and Issuer

          This Amendment No: 2 to Schedule 13D (the "Amendment No: 2") filed on behalf Of Joseph L. Harrosh (the "Reporting Person"), relates to an aggregate of: 3,367,900 shares (the "Shares") of Common Stock ($.01 par value) (the "Common Stock") of: Comsat Corporation
(the "Issuer"), with its principal offices located at : 6560 Rockspring Rd. Bethesda, MD 20817.


Item 2.   Identity and Background

          The following information is given with respect to the Reporting Person:

          (a)  Joseph L. Harrosh
          (b)  40900 Grimmer Blvd., Fremont, CA  94538
          (c)  Private investor
          (d) Mr. Harrosh has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Mr. Harrosh has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  United States of America


Item 3.   Source and Amount of Funds or Other Consideration

          Personal funds and margin account.


Item 4.   Purpose of Transaction

          Except as set forth in this Item 4, the Reporting
Person has no other present plans or proposals that relate to or that could result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

          The Reporting Person acquired the Shares for investment purposes and may from time to time acquire additional shares of Common Stock or dispose of some or all of the Shares in ordinary brokerage or privately negotiated transactions.


Item 5.   Interest in Securities of the Issuer

          According to the Issuer's Notice of Annual Meeting on
Schedule 14A dated April 12, 1996, the Issuer's outstanding shares increased to 47,994,500 shares as of: March 28, 1996.

          The Reporting Person has sole voting and dispositive power over: 3,367,900 shares representing: 7.0173%
of the outstanding class of Common Stock. Since the most recent filing of Amendment No: 1 to the Schedule 13D on: February 8, 1996, the Reporting Person has made net sales of: 658,700 shares of Common Stock, including a net sale of: 224,200 shares on: June 13, 1996, at an average price of: $29.5060 per share which transaction required the filing of this statement.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

          The Reporting Person does not have any contract, arrangement or understanding with respect to the Common Stock.


Item 7.   Material to be Filed as Exhibits

          None.
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                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 19, 1996

                                   /s/ JOSEPH L. HARROSH
                                   ------------------------------
                                   Joseph L. Harrosh
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